UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)


         Information to Be Included In Statements Filed
     Pursuant to Rules13d-1(b), (c), and (d) and Amendments
             Thereto Filed Pursuant to Rule 13d-2(b)
                       (Amendment No. 7)*



                      WASTE TECHNOLOGY CORP.
---------------------------------------------------------------------------
                        (Name of Issuer)

               COMMON STOCK, par value $.01 per share
---------------------------------------------------------------------------
                  (Title of Class of Securities)


                           940901-20-0
---------------------------------------------------------------------------
                         (CUSIP Number)

                        December 31, 2004
---------------------------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13G

CUSIP No. 940901-20-0                                      Page 2 of 7 Pages
----------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cosimo Tacopino
----------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / X /
                                                                  ---
                                                            (b)  /   /
                                                                  ---
----------------------------------------------------------------------------

3    SEC USE ONLY

----------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------------------

 NUMBER OF              5     SOLE VOTING POWER
  SHARES
BENEFICIALLY                  318,580
  OWNED BY              ----------------------------------------------------
    EACH
 REPORTING              6    SHARED VOTING POWER
  PERSON
   WITH                      475,660
                        ----------------------------------------------------

                        7    SOLE DISPOSITIVE POWER

                             318,580
                        ----------------------------------------------------

                        8    SHARED DISPOSITIVE POWER

                             475,660
----------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     794,240
----------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    /   /
                                                                     ---
----------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Approximately 14.39%
----------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------------------

                          SCHEDULE 13G

CUSIP No. 940901-20-0                                      Page 3 of 7 Pages
----------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Erma Tacopino
----------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / X /
                                                                  ---
                                                            (b)  /   /
                                                                  ---
----------------------------------------------------------------------------

3    SEC USE ONLY

----------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------------------

 NUMBER OF              5    SOLE VOTING POWER
  SHARES
BENEFICIALLY                 11,000
 OWNED BY               ----------------------------------------------------
   EACH
 REPORTING              6    SHARED VOTING POWER
  PERSON
   WITH                      475,660
                        ----------------------------------------------------

                        7    SOLE DISPOSITIVE POWER

                             11,000
                        ----------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             475,660
----------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     486,660
----------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   /   /
                                                                    ---
----------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Approximately 8.82%
----------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------------------

Item 1(a) Name of Issuer:
          ---------------

   The name of the issuer is Waste Technology Corp., a Delaware corporation (the "Issuer").

Item 1(b) Address of Issuer's Principal Executive Offices:
          ------------------------------------------------

   The principal executive offices of the Issuer are located at 5400 Rio Grand Avenue, Jacksonville, Florida 32254.

Item 2(a) Name of Persons Filing:
          -----------------------

   This  statement is being filed by a group consisting of Cosimo
Tacopino  and  Erma  Tacopino.  Cosimo  and  Erma  Tacopino   are
espoused. Mr. and Mrs. Tacopino are private investors.

Item 2(b) Residence Address:
          ------------------

   Mr. and Mrs. Tacopino reside at 145 Connecticut Street, Staten
Island, New York 10307.

Item 2(c) Citizenship:
          ------------

  Mr. and Mrs. Tacopino are United States citizens.

Item 2(d) Title of Class of Securities:
          -----------------------------

  Common Stock, par value $.01 per share ("Common Shares").

Item 2(e) CUSIP Number:
          -------------

  The Cusip number of the Common Shares is 940901-20-0.

Item 3   If this Statement is Filed Pursuant to Rule 13d-1(b),
         -----------------------------------------------------
         or 13d-2(b) or (c), Check whether the Person Filing is a:
         ---------------------------------------------------------

  Not Applicable.

Item 4    Ownership:
          ----------

  As of December 31, 2004, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Cosimo
Tacopino and Mrs. Erma Tacopino is as follows:

 (a) Cosimo Tacopino  -  794,240  shares (approximately
     14.39%), 475,660 of which are owned jointly with Mrs. Tacopino, 211,880 shares held in his own name and 106,700 shares held in a trust account for the benefit of Michael Tacopino, the son of Mr. Tacopino. Mr. Tacopino disclaims ownership of 11,000 shares owned by Mrs. Tacopino and held in her individual retirement account.

 (b) Erma Tacopino - 486,660 shares (approximately 8.82%), 475,660 of which are owned jointly with Mr. Tacopino, and 11,000 shares held in her individual retirement account. Mrs. Tacopino disclaims beneficial ownership of the shares owned individually by Mr. Tacopino and the 106,700 shares held by Mr. Tacopino in trust for their son, Michael Tacopino.

   The foregoing amounts reflect the transfer of 211,880 shares held in Mr. Tacopino's retirement account to himself individually on or about January 20, 2005.

   Each of the Tacopinos has the sole power to vote or dispose of the shares owned individually by she or he.

Item 5    Ownership of Five Percent or Less of a Class:
          ---------------------------------------------

  Not Applicable.

Item  6   Ownership of More than Five Percent on Behalf of Another Person:
          ----------------------------------------------------------------

  Not Applicable.

Item 7    Identification and Classification of the Subsidiary Which Acquired
          ----------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:
          -------------------------------------------------------------

  Not Applicable.

Item  8   Identification and Classification of Members of the Group:
          ----------------------------------------------------------

  Not Applicable.

Item 9    Notice of Dissolution of Group:
          -------------------------------

  Not Applicable.

Item 10   Certifications:
          ---------------

  Not Applicable.

                           SIGNATURES
                           ----------

   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 2005                By:  /s/Erma Tacopino
                                             -----------------
                                             Erma Tacopino


Dated: February 11, 2005                By:  /s/Cosimo Tacopino
                                             ------------------
                                             Cosimo Tacopino

                          EXHIBIT
                          -------


  The undersigned hereby agree as follows:

   WHEREAS, the undersigned have purchased shares of common stock of Waste Technology Corp.; and

   WHEREAS, the undersigned are obligated to file Statements on
Schedule 13G  with the  United States Securities and  Exchange
Commission (the "SEC") to report their purchases of such securities;

   NOW,  THEREFORE, the undersigned hereby agree  that  a  single
Statement on Schedule 13G be filed with the SEC on behalf of each of them.


Dated: February 11, 2005                By:  /s/Erma Tacopino
                                             -------------------
                                             Erma Tacopino


Dated: February 11, 2005                By:  /s/Cosimo Tacopino
                                             -------------------
                                             Cosimo Tacopino